Exhibit 21

Cephalon, Inc.

Subsidiaries

Name

Jurisdiction of Incorporation

Anesta Corp.	Delaware
Anesta AG	Switzerland
Anesta UK Limited	United Kingdom
Cephalon Australia Holdings, LLC	Delaware
Cephalon (Bermuda) Limited	Bermuda
Cephalon Development Corporation	Delaware
Cephalon Financiere Luxembourg S.a.r.l.	Luxembourg
Cephalon France SAS	France
Cephalon France Holdings SAS	France
Cephalon GmbH	Germany
Cephalon International Holdings, Inc.	Delaware
Cephalon Investments, Inc.	Delaware
Cephalon Luxembourg S.a.r.l	Luxembourg
Cephalon Technologies Partners, Inc.	Delaware
Cephalon Technology, Inc.	Delaware
Cephalon Titrisation	France
Cephalon (UK) Limited	England and Wales
Cephalon Ventures, Inc.	Delaware
CIMA LABS INC.	Delaware
Financiere Lafon SA	France
Genelco SA	Switzerland
Lafon Pharma SA	Switzerland
Organisation de Synthese Mondiale Orsymonde	France
Societe Civile Immobiliere Martigny	France